SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                       No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: July 18, 2008

Contact:
Trina Solar Limited	CCG Elite Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Prices $120 Million of Convertible Senior Notes

and Up To 4,073,194 American Depositary Shares

CHANGZHOU, China, July 18, 2008 — Trina Solar Limited (“Trina Solar” or the “Company”), a leading integrated manufacturer of photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced it priced an offering of $120 million aggregate principal amount of senior convertible notes due 2013 and up to 4,073,194 American depositary shares (“ADSs”), which are being borrowed by an affiliate (the “ADS Borrower”) of Credit Suisse Securities (USA) LLC, one of the joint bookrunners of the notes offering, pursuant to an ADS lending agreement with Trina Solar. Trina Solar has also granted to the underwriters of the notes offering an option to purchase up to an additional $18 million aggregate principal amount of the notes to cover over-allotments.

The notes will pay interest semi-annually at the annual rate of 4.00% and will mature in July 2013. The notes will be convertible into ADSs at an initial conversation rate of 29.5159 ADSs per $1,000 principal amount of notes, subject to adjustment under certain circumstances, which is equivalent to an initial conversion price of approximately $33.88 per ADS. Holders of the notes may require Trina Solar to repurchase all or a portion of the notes in 2011. Holders of the notes may also require Trina Solar to repurchase all or a portion of the notes upon certain fundamental changes.

Trina Solar intends to use the net proceeds of the notes offering for the expansion of manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules, the purchase of raw materials, research and development and other general corporate purposes.

In connection with the notes offering, Trina Solar has entered into the ADS lending agreement with the ADS Borrower, pursuant to which Trina Solar will lend up to 4,073,194 ADSs to the ADS Borrower. Concurrently with the notes offering, the ADS Borrower will sell the borrowed ADSs pursuant to a separate prospectus supplement. 3,829,800 of the borrowed ADSs have been initially offered at $28.00 per ADS and the remaining borrowed ADSs will be subsequently sold at prevailing market prices at the time of sale or at negotiated prices. The sale of the borrowed ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes. The ADS Borrower will be required to return the borrowed ADSs pursuant to the ADS lending agreement by the scheduled maturity date of the notes in July 2013. The ADS Borrower will receive all of the proceeds from the sale of the borrowed ADSs. Trina Solar will not receive any proceeds from the offering of the borrowed ADSs, but will receive a nominal lending fee from the ADS Borrower.

Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch, and Deutsche Bank Securities Inc. act as joint bookrunners for the notes offering. Credit Suisse Securities (USA) LLC acts as sole bookrunner for the ADS offering.

The concurrent offerings are being made under Trina Solar’s registration statement on Form F-3 filed with the Securities and Exchange Commission on July 15, 2008. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the notes prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: (800) 221-1037, ABN AMRO Inc, Attention: Equities Client Services Department, 55 East 52nd Street 6th Floor, New York, NY 10055, telephone: (866) 636-4281, or Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611 or e-mail at prospectusrequest@list.db.com. Copies of the ADS prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: (800) 221-1037.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, Trina Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.